UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC  29644
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the AVX 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2009 relating to the accounting for loans to participants.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, and schedule of delinquent participant contributions for the year ended December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Charlotte, North Carolina
June 29, 2011

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2009 and 2010

	2009	2010
ASSETS:
Investments, at fair value:
AVX Corporation Common Stock	$2,388,827	$2,521,000
Kyocera Corporation American Depository Shares	2,162,270	2,236,618
Money Market Fund	86,206	109,252
Pooled Separate Account	4,079,201	4,240,183
Mutual Funds	8,987,855	10,002,929
Total Investments	17,704,359	19,109,982

Receivables:
Employer contributions	8,019	7,989
Employee contributions	12,571	14,076
Notes receivable from participants	1,291,904	1,234,288
Total Receivables	1,312,494	1,256,353

Adjustment from fair value to contract value for Pooled Separate Account	205,674	48,895
Net assets available for benefits	$19,222,527	$20,415,230

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2010

2010
Investment income:
Net appreciation in fair value of investments	$1,831,938
Interest and dividends	300,928
Net investment income	2,132,866

Interest income on notes receivable from participants	84,643

Contributions:
Employee	780,991
Employer	359,278
Total contributions	1,140,269

Transfers into Plan from related plan	7,990

Total additions	3,365,768

Deductions:
Benefits paid to participants	2,137,458
Transfers out of Plan to related plan	5,860
Administrative expenses	29,747

Total deductions	2,173,065

Net increase	1,192,703

Net assets available for benefits:
Beginning of year	19,222,527
End of year	$20,415,230

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Trust Company, (the “Trustee”).  In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effect for plan years beginning on January 1, 2008.  Effective January 1, 2010, the Plan was amended to be in compliance with the with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 “(EGTRRA”), technical corrections made by the Job Creation and Worker Assistance Act of 2002 (“JCWAA”), and other regulations and guidance published by the Internal Revenue Service that are effective after December 31, 2001 including final regulations issued under Section 415 of the Internal Revenue Code of 1986.

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $16,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the final valuation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2009 and 2010, the net forfeited balance available totaled $42,169 and $35,823, respectively. Forfeitures of $3,526 and $7,900 were used to pay administrative costs during the years ended December 31, 2009 and 2010, respectively.  No forfeited amounts were used to reduce employer contributions.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:
Vested Percentage
--Company Matching --
Years of Service	Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching and fixed contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2009, and 2010 interest rates ranged from 4.75% to 9.75%.  All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value. See Note 4 herein. Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2010.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards:

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  These disclosures were effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Plan’s net assets available for benefits.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,291,904 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the plan were not affected by the adoption of the new guidance.

In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Plan on January 1, 2012. The Company is currently evaluating the effect that adoption of this guidance may have on the Plan's net assets available for benefits.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares (“ADS”)

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

Janus Balanced Fund
JP Morgan SmartReturn Income Select
JP Morgan SmartReturn 2015 Select
JP Morgan SmartReturn 2020 Select
JP Morgan SmartReturn 2025 Select
JP Morgan SmartReturn 2030 Select
JP Morgan SmartReturn 2035 Select
JP Morgan SmartReturn 2040 Select
JP Morgan SmartReturn 2045 Select
JP Morgan SmartReturn 2050 Select
Seligman Large-Cap Value Fund (This fund was eliminated as an investment option in August 2010.)
Janus Fund
MainStay S&P 500 Index Fund
PIMCO Total Return Fund
PIMCO Real Return Admin Fund
American EuroPacific Growth Fund
RidgeWorth Small-Cap Value Equity Fund
Wells Fargo Advantage Mid-Cap Discipline Fund
Columbia Select Large-Cap Value Fund
The following funds were eliminated as investment options in November 2010:
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A

The market values of the following investments represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2009 and 2010, respectively:

December 31,	2009	2010
AVX Corporation Common Stock	$2,388,827	$2,521,000
Kyocera Corporation American Depository Shares	2,162,270	2,236,618
NY Life Insurance Company Anchor Account I	4,079,201	4,240,183
Janus Balanced Fund	1,034,589	*
Janus Fund	1,096,995	1,145,382
Seligman Large-Cap Value Fund	2,139,807	*
Columbia Select Large-Cap Value Fund	*	2,423,166
PIMCO Total Return Fund	1,809,384	2,115,949
American EuroPacific Growth Fund	1,204,564	1,171,944
MainStay S&P 500 Index Fund	*	1,021,754

* Amounts were less than 5% of the Plan’s total net assets available for benefits as of December 31, 2009 and 2010, respectively.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AVX Corporation Common Stock	$468,361
Kyocera Corporation ADS	329,949
Mutual Funds	1,033,628
Total	$1,831,938

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

●
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

●	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,423,166	$2,423,166	$-	$-
Large Cap Growth	1,145,382	1,145,382	-	-
Large Cap Blend	3,200,887	3,200,887	-	-
Mid Cap Blend	790,039	790,039	-	-
Small Cap Value	52,014	52,014	-	-
Fixed Income	2,144,318	2,144,318	-	-
Target Retirement	247,123	247,123	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	109,252	109,252	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,240,183	-	4,240,183	-
Common Stock:
Kyocera Corporation American Depository Shares	2,236,618	2,236,618	-	-
AVX Corporation Common Stock	2,521,000	2,521,000	-	-
Total	$19,109,982	$14,869,799	$4,240,183	$-

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,139,807	$2,139,807	$-	$-
Large Cap Growth	1,096,995	1,096,995	-	-
Large Cap Blend	3,164,110	3,164,110	-	-
Mid Cap Blend	648,514	648,514	-	-
Fixed Income	1,809,384	1,809,384	-	-
Target Retirement	129,045	129,045	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	86,206	86,206	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	4,079,201	-	4,079,201	-
Common Stock:
Kyocera Corporation American Depository Shares	2,162,270	2,162,270	-	-
AVX Corporation Common Stock	2,388,827	2,388,827	-	-
Total	$17,704,359	$13,625,158	$4,079,201	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investment” section below.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and common stocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2009 and 2010 was 2.82% and 2.16%, respectively. For the years ended December 31, 2009 and 2010, the average yield credited to participants in the Plan was 2.68% and 2.14%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2009 or 2010. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The pooled separate account investment is designed to provide income while preserving principal.  The fund primarily invests in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities. The fair value is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2009	2010
Net Assets:
AVX Corporation Common Stock Match Fund	$302,526	$411,312

Year Ended
December 31, 2009
Changes in Net Assets:
Contributions	$73,664
Dividends	4,801
Net appreciation	69,462
Benefits paid to participants	(37,765)
Transfers to related plan	(1,376)
Total	$108,786

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a).  The Plan has been amended since the date of submission of the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2007.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2009, the Plan held investments of $2,388,827 or 188,542 shares of AVX Corporation Common Stock and $2,162,270 or 24,485 shares of Kyocera Corporation ADS.  As of December 31, 2010, the Plan held investments of $2,521,000 or 163,383 shares of AVX Corporation Common Stock and $2,236,618 or 21,889 shares of Kyocera Corporation ADS.

During 2010, certain participant contributions totaling approximately $2,850 were held by the Company and not deposited to participant accounts within the timeframe mandated by Department of Labor regulations.  Delays in remitting contributions to the trustee were due to administrative errors.  The Company intends to compensate participants for any lost interest resulting from the delay in contributions remittance.  Management estimates that lost income associated with the delay in contributions amounts to approximately $400.  These nonexempt transactions do not affect the tax status determination of the Plan, and the Company intends to pay all required excise taxes, fines or penalties imposed.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2010 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2009	2010

Net assets available for benefits per the financial statements	$19,222,527	$20,415,230
Less:
Adjustments from contract value to fair value for Pooled Separate Account	205,674	48,895
Net assets available for benefits per Form 5500	$19,016,853	$20,366,335

2010
Net increase in net assets available for benefits per the financial statements	$1,192,703
Add:
Adjustments from contract value to fair value for Pooled Separate Account	156,779
Net increase in net assets available for benefits per Form 5500	$1,349,482

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 29, 2011

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2010

		Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transaction Exemption 2002-51
$2,850		$2,850	$-	$-	$-

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,157,826	$2,521,000

*	Kyocera Corporation	American Depository Shares	**	2,236,618

*	MainStay Cash Reserves Fund	Money Market Fund	**	109,252

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	4,240,183

	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund	**	52,014
	Janus Balanced Fund	Mutual Fund	**	1,007,189
	JP Morgan SmartRet Income Select	Mutual Fund	**	11,795
	JP Morgan SmartRet 2015 Select	Mutual Fund	**	42,674
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	37
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	128,426
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	37
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	36,295
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	27,738
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	121
*	MainStay S&P 500 Index Fund	Mutual Fund	**	1,021,754
	Janus Fund	Mutual Fund	**	1,145,382
	Columbia Select Large-Cap Value Fund	Mutual Fund	**	2,423,166
	PIMCO Total Return Fund	Mutual Fund	**	2,115,949
	PIMCO Real Return Fund	Mutual Fund	**	28,369
	American EuroPacific Growth Fund	Mutual Fund	**	1,171,944
	Wells Fargo Advantage Mid-Cap Discipline Fund	Mutual Fund	**	790,039
				10,002,929

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	1,234,288

				$20,344,270

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.